FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated December 20, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   December 20, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

BRF- Brasil Foods

III Sell Side Analysts Meeting

December 2010

José Antonio Fay - CEO
Leopoldo Saboya – CFO/IRO

The results of the third quarter 2010 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO – Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activities.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.



Perspectives



Grain supply and demand balance - Brazil

	(October)	2008/09	2009/10	2010/11[1]	Ch. %
SOYBEAN 	Beginning Stocks	4.5	0.7	3.9	471.1
	Production	57.2	68.7	68.3	(0.6)
	Imports	0.1	0.2	0.1	(50.0)
	Consumption	32.6	36.3	37.1	2.2
	Exports	28.6	29.4	30.2	2.7
	Ending Stocks	0.7	3.9	4.9	28.0
CORN 	Beginning Stocks	11.3	11.4	12.4	9.0
	Production	51.0	56.0	52.1	(7.0)
	Crop	*33.7*	*34.1*	*30.8*	*(9.6)*
	2nd Crop	*17.3*	*22.0*	*21.3*	*(3.0)*
	Imports	1.1	0.3	0.4	33.3
	Consumpton	44.3	45.8	46.5	1.5
	Exports	7.8	9.5	8.0	(15.8)
	Ending Stocks	11.4	12.4	10.5	(15.9)

Fonte: Conab

Grain supply and demand balance - USA

	(OCTOBER)	2008/09	2009/10[1]	2010/11[2]	Var. %
SOYBEAN	Beginning Stocks	5.6	3.8	4.1	9.4
	Production	80.7	91.4	92.8	1.5
	Imports	0.4	0.4	0.3	(33.3)
	Consumption	48.1	50.7	48.6	(4.2)
	Ethanol	45.2	47.7	45.3	(5.0)
	Feed	2.4	2.4	2.4	(2.2)
	Others	0.4	0.6	0.9	52.4
	Exports	34.8	40.8	41.4	1.5
	Ending Stocks	3.8	4.1	7.2	75.5
CORN	Beginning Stocks	41.3	42.5	43.4	2.1
	Production	307.1	333.0	321.7	(3.4)
	Imports	0.4	0.2	0.3	25.0
	Consumption	259.3	281.9	291.6	3.5
	Crushings	94.2	115.8	119.4	3.1
	Seed	131.6	131.2	137.2	4.5
	Others	33.4	34.8	35.1	0.7
	Exports	47.0	50.5	50.8	0.7
	Ending Stocks	42.5	43.4	22.9	(47.2)





Source: USDA

Wholesale price evolution

SOYBEAN
Ponta Grossa - PR



Ch. 11M10/11M09 = (15.6%)
55
50
45
40
35
30
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
50.72
44,06

CORN
Cascavel - PR



Ch. 11M10/11M09 = (4.4%)
30
25
20
15
10
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
25.02
16,91
2009
2010

R$/Bag 60kg

Source: Instituto FNP

Wholesale price evolution - CBOT

SOYBEAN



Ch. 11M10/11M09 = 0.1%
14.0
12.0
10.0
8.0
6.0
12,56
10,32
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2009
2010

CORN



Ch. 11M10/11M09 = 11.5%
6.0
5.0
4.0
3.0
2.0
5,52
4,02
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2009
2010

R$/Bag 60kg

Source: Bloomberg

Average milk prices paid to producers

R$/liter

Ch. 11M10/11M09 = 4.3%





0.80
0.65
0.50
0,714
0,602
jan feb mar apr may jun jul aug sep oct nov dec
2009
2010

Agerage	MG	RS	SP	PR	GO	BA	SC	BR
9M10	0.7268	0.6442	0.7216	0.7016	0.7014	0.6486	0.6979	0.7037
9M09	0.6746	0.6617	0.7120	0.6738	0.6635	0.6124	0.6695	0.6766
Ch. (%)	**7.7**	**(2.6)**	**1.4**	**4.1**	**5.7**	**5.9**	**4.3**	**4.0**

Source: CEPEA

Proteins

Expectations of high production of chicken and pork, and declining trend of cattle


World Meat Trade (thousand tons)
Poultry
Pork
Beef
300.000
250.000
200.000
150.000
100.000
50.000
0
58.522
-1.9%
57.431
-1.2%
56.763
-0.2%
56.663
98.042
2.5%
100.473
1.0%
101.507
1.9%
103.392
76.904
0.2%
77.031
3.1%
79.427
2.3%
81.254
2008
2009
2010
2011

Source: USDA

Poultry World Scenario(1)
Thousand tons – "Ready to Cook" Equivalente



PRODUCERS
19,126
18,832
13,006
12,556
12,206
11,905
10,795
10,735
2,865
2,822
2,700
2,650
20,502
19,927
USA
China
Brasil
EU - 27
Mexico
India
Others



EXPORTERS
2011/2010: 3.1%
3,615
3,514
3,265
3.182
950
945
440
410
410
380
300
250
524
519
Brasil
USA
EU - 27
Thailand
China
Argentine
Others



CONSUMERS
15,908
15,692
12,921
12,527
10,675
10,580
8,646
8,392
3,553
3,482
2,785
2,536
25,576
24,961
USA
China
EU - 27
Brasil
Mexico
Russia
Others



IMPORTERS
825
795
760
745
700
670
680
630
610
500
351
325
4,439
4,260
UE - 27
Japan
Mexico
Saudi Arabia
Russia
China
Others

2011 – Forecast (increase)
2011 – Forecast (decrease)
2010 – Preliminary

(1) Chiken, especial poultry and turkeys
Source: USDA (oct/10)

Pork world scenario

Thousand tons – "Ready to Cook" Equivalente


PRODUCERS
51,500
50,000
22,250
22,120
10,204
10,052
3,260
3,170
2,310
2,270
1,900
1,870
12,098
11,895
China
EU - 27
USA
Brasil
Russia
Vietnam
Others


EXPORTERS
2011/2010: 0.3%
2,121
2,027
1,700
1,550
1,175
1,165
640
625
280
250
140
130
162
155
USA
EU - 27
Canada
Brasil
China
Chile
Others


CONSUMERS
51,590
50,050
20,600
20,580
8,485
8,428
3,159
3,119
2,620
2,545
2,444
2,437
14,217
13,967
China
EU - 27
USA
Russia
Brasil
Japan
Others


IMPORTERS
1,157
1,150
850
850
690
685
397
385
410
380
380
370
1,921
1,825
Japan
Russia
Mexico
USA
South Korea
Hong Kong
Others

2011 – Forecast (increase)
2011 – Forecast (decrease)
2010 – Preliminary

Source: USDA (Oct/10)

Export scenario


POULTRY
400,000,000
300,000,000
200,000,000
100,000,000
0
320mm
Nov/2010
US$1.94
2.2
1.8
1.4
1.0
Dec-07 Apr-08 Aug-08 Dec-08 Apr-09 Aug-09 Dec-09 Apr-10 Aug-10
Vol. Export BR
Average price US$/kg export
PORKS
60,000,000
40,000,000
20,000,000
-
43mm
Nov/2010
US$2.68
3.4
3.0
2.6
2.2
1.8
1.4
1.0
Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 Jun-10

Source, Abef, Abipecs

Brazilian Exports

Thousand tons



1,255
1,246
919
858
456
382
471
430
446
363
Meadle East
Asia
Africa
EU
Others



253
223
111
90
55
39
32
26
121
120
Russia
Hong Kong
Ukraine
Argentine
Others

Chiken	Thousand ton	Million US$
Jan-Nov2010	**3,504**	**6,188**
Jan-Nov 2009	3,320	5,025
Ch. %	5.6	23.1

Pork	Thousand ton	Million US$
Jan-Nov 2010	**505**	**1,249**
Jan-Nov 2009	565	1,134
Ch. %	(10.6)	10.1

- Jan - Nov 2010 – Increase
- Jan - Nov 2010 – decrease
- Jan – Nov 2009

Source: ABEF, ABIPECS (nov/10)

Brazilian Exports

Million Tons



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,564
6,065
640
3,615
1,810
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010* 2011**
11%
38%
24%
BRF
BRASIL FOODS
4.5%
***
20.7%
11%
26%
Aggregate Brazilian Market Share

* Preliminary

** Projection

*** Poultry: chicken, special poultry and turkey

Source: USDA – oct/10

World Meat Trade

Million tons



25,000
20,000
15,000
10,000
5,000
-
14,274
22,515
22,970
9,494
6,068
7,408
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010* 2011**
Beef
Pork
Poultry***

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey

Source: USDA – oct/10

Market Size

We are part of 28 out of 30 perishable categories covered by Nielsen

Specialty meats	Frozen meats	Pastas	Frozen pizzas	Dairy products	Margarine
					
market size R$ 14.7 bi	market size R$ 2.3 bi	market size R$ 515 mi	market size R$ 478 mi	market size R$ 4.1 bi	market size R$ 2.2 bi

Source: AC Nielsen/BRF - 2009

Penetration of our main categories

We are present in approximately 90% of the 45 million brazilian households. However, in some categories we still have great penetration opportunities.

Growth potential thought penetration, launches, increase of per capita consumption of categories and geographic equalization (Northeast)

(%)


80
78
63
58
70
50
29
72
44
36
6
99
87
66
Sausage
Frankfurter
Ham
Bologna
Hamburguer
Breaded
Ready to eat dishes+ pizza
Yogurts
Petit
Fermented milk
Desserts
Margarines
UHT milk
Powdered milk

Source: AC Nielsen

Positive Brazilian Outlook

Real income growth (%)



6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.2
1.2
4.8
3.2
2.2
2.8
3.0
Total Wages: +6%
2004
2005
2006
2007
2008
2009
2010

Consumption of processed meat kg/per capita/year (indexes – Brasil = 100)



100
123
229
291
341
386
420
623
700
Brazil
Mexico
Bulgary
Slovakia
Spain
USA
France
United Kingdom
Germany

Opportunities through social ascencion



AB
13.0%
C
44.0%
D
12.5%
E
30.5%
26 million people
AB
15.5%
C
52.0%
D
14.0%
E
18.5%

+ 6 million people in classes AB

Expectation of 36 million people migrating to ABC within the next 5 years

Source: IBGE, MTE, AC Nielsen, FGV.

Domestic Market opportunities

- Income of C and D classes projected for 2010: R$ 834 billion
- Non durable goods consumption growth in Brazil (jan-aug 2010 x jan-aug 2009): 6,2% (5 x higher than 1,3% of jan-aug 2009/08).
- Convenience/practicality Our products potential x Microwave potential (37% of brazilian homes)
- In a year there was an increase of 2,8 million households in ready-to-eat dishes category
- People leaving alone or couple with no children represent 27% of the country total consumption
- Healthiness Specific lines directed to well - being and consumers daily life different needs
- Access to specific target / customization kids, teens, singles, seniors, new entrees, premium

Food Service

Retail x Food services (Sell in)
Market Brazil, R$ billion



Retail
Food Service
11.6%
14.5%
11%
12%
66
22
79
26
91
30
100
34
106
39
110
43
123
50
144
58
160
65
2001
2002
2003
2004
2005
2006
2007
2008
2009
25%
25%
24%
25%
27%
28%
29%
29%
29%

Share relating to "eating out" (% participation)

Brazilian food services markets increase over retail and consumer expenditure and already represents 31% of total expenditure with feeding

Source: ABIA

Outlook

R$ million

	2011
Net sales	10 - 12%
Investiments	R$1,2 – R$1,4 billion
Breathing stocks	R$400 million

Large company with global scale

BRF's Positioning in the Global Food Industry

Size of the bubble: Market Cap (US$ bi)



10.5x
9.5x
8.5x
7.5x
6.5x
5.5x
4.5x
EV/EBITDA
0.0%
5.0%
10.0%
15.0%
20.0%
EBITDA MARGIN (%)
COMMODITY
BRANDING
Smithfield
kraft foods
ConAgra Foods
Dean
JBS
Tyson
BRF
Nestlé
Kellogg's
DANONE

Source: Facset (Market Capitalization as of June 30, 2009) and Companies' public filings
Average EBITDA margin for 2006, 2007 and 2008